

SECURITIES AND EXCHANGE COMMISSION

07003570

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 1 2007 WASH, D.C. 186

SEC FILE NUMBER
8- 43830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPA Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11400 West Olympic Blvd., Suite 1200
(No. and Street)

Los Angeles (City) CA (State) 90064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Richard Atwood (310) 996-5458 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 S. Grand Ave., Suite 2000 (Address) Los Angeles (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Richard Atwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FPA Fund Distributors, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
FPA Fund Distributors, Inc.:

We have audited the accompanying statement of financial condition of FPA Fund Distributors, Inc. (a wholly owned subsidiary of First Pacific Advisors, LLC) (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FPA Fund Distributors, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2007

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, LLC)

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$	96,685
Commissions receivable		3,290
Receivable from Parent		571,035
Prepaid expenses		1,123
Total assets	$	672,133

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	4,030
Total liabilities		4,030
Stockholder's equity:		
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 100 shares		4,000
Additional paid-in capital		916,969
Accumulated deficit		(252,866)
Total stockholder's equity		668,103
Total liabilities and stockholder's equity	$	672,133

See accompanying notes to financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, LLC)

Statement of Operations

Year ended December 31, 2006

Revenues:	
Commissions	$ 266,551
Total income	266,551
Operating expenses:	
Employee compensation and benefits	151,925
Printing	42,043
Postage and delivery	13,943
Rent	47,333
Insurance	45,109
Accounting	31,500
Other	6,032
Total operating expenses	337,885
Operating loss	(71,334)
Interest income	710
Net loss before income taxes	(70,624)
Income taxes	—
Net loss	$ (70,624)

See accompanying notes to financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2006

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2005	$	4,000	1,049,405	(324,678)	728,727
Charge off of accumulated income tax expense (note 3)		—	(142,436)	142,436	—
Capital contribution		—	10,000	—	10,000
Net loss		—	—	(70,624)	(70,624)
Balance, December 31, 2006	$	4,000	916,969	(252,866)	668,103

See accompanying notes to financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, LLC)

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(70,624)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in commissions receivable		18,287
Decrease in receivable from Parent		70,676
Decrease in prepaid expenses		7,778
Decrease in accounts payable		(5,744)
Net cash provided by operating activities		20,373
Cash flows from financing activities:		
Capital contribution		10,000
Net cash provided by financing activities		10,000
Net increase in cash		30,373
Cash and cash equivalents, beginning of year		66,312
Cash and cash equivalents, end of year	$	96,685

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

FPA Fund Distributors, Inc. (the Company) is a wholly owned subsidiary of First Pacific Advisors, LLC (FPA), an investment adviser registered with the SEC under the Investment Advisors Act of 1940, that commenced operations on October 1, 2006. Prior to October 1, 2006, the Company was a wholly owned subsidiary or First Pacific Advisors, Inc. (Old Parent), which was a wholly owned subsidiary of Old Mutual (US) Holdings Inc., itself an indirect wholly owned subsidiary of Old Mutual plc (collectively referred to as OM). The principals and key investment professionals of Old Parent entered into an agreement with OM in 2004 to establish a new firm, FPA, and to purchase various operating assets of Old Parent, including the Company. As a result, FPA purchased 100% of the outstanding common stock of the Company as of October 1, 2006. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 (the Act) and applicable state securities statutes, and acts exclusively as principal underwriter and distributor for four open-end investment management companies (the Funds) managed by FPA. The Company promotes the sale of shares of the Funds domestically by broker-dealers that are members in good standing with the National Association of Securities Dealers, Inc.

The Company prepares its financial statements on an accrual basis. Income is derived from commissions received from the sale of shares of the Funds managed by FPA and interest received on cash balances. Expenses include those directly related to the Company's wholesale broker-dealer and distribution activities.

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America, as described below.

(a) Revenue Recognition

Commission income is recorded on a trade-date basis and accrued as earned based upon the Funds' sales commissions retained by the Company after reallowance to other broker-dealers. Commissions receivable at December 31, 2006 are believed to be collectible.

(b) Cash and Cash Equivalents

The Company considers investments held within money market accounts to be cash equivalents for financial statement purposes.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to the extent deferred tax assets are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts and disclosures reported in the accompanying financial statements. Actual results could differ from these estimates.

(2) Stockholder's Equity

At December 31, 2006, the Company has 1,000 shares of common stock authorized, 100 of which are issued and outstanding. FPA has agreed to provide capital contributions to the Company as necessary for it to maintain compliance with minimum net capital requirements.

(3) Charge Off of Accumulated Tax Expense

In years prior to 2006, Old Mutual (US) Holdings had made deemed capital contributions to the Company, to the extent the Company incurred income tax expense, as such taxes were ultimately paid by Old Mutual (US) Holdings. Following the purchase of the Company by FPA in 2006, it was determined that the cumulative tax expense which had occurred under the ownership of Old Mutual (US) Holdings would appropriately be charged against Additional Paid in Capital to reflect the termination of Old Mutual (US) Holding's interest in the Company. This reclassification has no impact on stockholder's equity.

(4) Income Taxes

The components of the provision for income taxes are computed as follows:

Deferred tax expense (benefit):		
Federal	$	(22,543)
State		(6,215)
		(28,758)
Change in valuation allowance		28,758
	$	—

The tax effects of the temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Federal net operating loss	$	22,543
State net operating loss		6,215
Deferred tax assets before valuation allowance		28,758
Valuation allowance		(28,758)
Net deferred tax assets	$	—

(Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences. A valuation allowance has been placed against the deferred tax assets as of December 31, 2006 due to uncertainty of their ultimate realization.

The Company's effective income tax rate varies from the federal statutory income tax rate as a result of state income taxes.

(5) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a minimum net capital of $25,000 and the maintenance of a ratio of aggregate indebtedness to net capital not to exceed 1,500% (capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 1,000%). At December 31, 2006, the Company had net capital of $95,945, which was $70,945 in excess of the minimum net capital required, and a ratio of aggregate indebtedness to net capital of 0.042 to 1.

At December 31, 2006, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(1) of such rule) of the Act as it is a broker-dealer which deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities.

(6) Related-Party Transactions

The Company participates in the allocation of costs in which FPA allocates a portion of their operating expenses to the Company. It is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties. Allocations from FPA to the Company totaled $337,885 for the year ended December 31, 2006.

Schedule 1

FPA FUND DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of First Pacific Advisors, LLC)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net capital:		
Total stockholder's equity	$	668,103
Less nonallowable assets:		
Receivable from Parent		571,035
Prepaid expenses		1,123
		572,158
Net capital	$	95,945
Aggregate indebtedness	$	4,030
Computation of basic net capital requirement:		
Minimum net capital required – greater of $25,000 or 6-2/3% of aggregate indebtedness	$	25,000
Net capital in excess of requirement		70,945
Ratio of aggregate indebtedness to net capital		0.042:1

The computation of net capital under Rule 15c3-1(a)(1)(ii) as of December 31, 2006, as computed by FPA Fund Distributors, Inc. in its Form X-17A-5, Part IIA as filed on January 29, 2007 with NASD differs from the above computation, which is based upon the audited financial statements but has no impact on the ultimate net capital for regulatory purpose.

		As reported	Adjustment*	As Adjusted
Total stockholder's equity	$	726,108	(58,005)	668,103
Receivable from Parent		629,040	(58,005)	571,035
Net capital		95,945	—	95,945

* Accrual for additional operating expenses.

See accompanying independent auditors' report.

Schedule 2

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, LLC)

Statement Regarding Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

Schedule 3

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, LLC)

Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See accompanying independent auditors' report.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors
FPA Fund Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of FPA Fund Distributors, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2007

END